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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO 1)*

Restoration Robotics

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76133C 10 3

(CUSIP Number)

August 9, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

Cusip No. 76133C 10 3	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Partners IX, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 5,355,786
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,355,786
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,355,786
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 40,637,695 shares of the Issuer’s Common stock outstanding as of August 16, 2018, as reported in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2018.

Page 2 of 9 Pages

Cusip No. 76133C 10 3	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners IX, LLC (the General Partner of InterWest Partners IX, LP) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 5,355,786
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,355,786
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,355,786
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Based on 40,637,695 shares of the Issuer’s Common stock outstanding as of August 16, 2018, as reported in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2018.

Page 3 of 9 Pages

Cusip No. 76133C 10 3	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 13,708
	6	SHARED VOTING POWER 5,355,786
	7	SOLE DISPOSITIVE POWER 13,708
	8	SHARED DISPOSITIVE POWER 5,355,786
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,369,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 4 of 9 Pages

Cusip No. 76133C 10 3	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,355,786
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,355,786
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,355,786
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 5 of 9 Pages

Cusip No. 76133C 10 3	13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Arnold L. Oronsky (a Managing Director of InterWest Management Partners IX, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,355,786
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,355,786
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,355,786
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 6 of 9 Pages

ITEM 1.

(a)	NAME OF ISSUER : Restoration Robotics, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

128 Baytech Drive, San Jose, CA 95134

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners IX, LP (“IWP IX”)

InterWest Management Partners IX, LLC (“IMP IX”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

Arnold L. Oronsky (“Oronsky”)

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c) CITIZENSHIP/PLACE OF ORGANIZATION:

IWP IX:	California
IMP IX:	California
Kliman:	United States
Nasr:	United States
Oronsky:	United States

(d) TITLE OF CLASS OF SECURITIES: Common Stock

(e) CUSIP NUMBER: 76133C 10 3

ITEM 3. NOT APPLICABLE.

Page 7 of 9 Pages

ITEM 4. OWNERSHIP.

	IWP IX	IMP IX (1)
Beneficial Ownership	5,355,786	5,355,786
Percentage of Class	13.2% (3)	13.2% (3)
Sole Voting Power	5,355,786	5,355,786
Shared Voting Power	0	0
Sole Dispositive Power	5,355,786	5,355,786
Shared Dispositive Power	0	0

	Kliman (2)(4)	Nasr (2)	Oronsky (2)
Beneficial Ownership	5,369,494	5,355,786	5,355,786
Percentage of Class	13.2% (3)	13.2% (3)	13.2% (3)
Sole Voting Power	13,708	0	0
Shared Voting Power	5,355,786	5,355,786	5,355,786
Sole Dispositive Power	13,708	0	0
Shared Dispositive Power	5,355,786	5,355,786	5,355,786

(1)	IMP IX is the general partner of IWP IX.
(2)

Kliman and Oronsky are Managing Directors of IMP IX. Nasr is a Venture Member of IMP IX. The Managing Directors and Venture Member of IMP IX share voting and investment control over shares held by IWP IX. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.

(3)

Based on 40,637,695 shares of the Issuer’s Common stock outstanding as of August 16, 2018, as reported in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2018.

(4)	Includes Stock Option (right to buy) 13,708 shares of common stock issuable to Kliman exercisable within 60 days of the filing date.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP IX, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2018

INTERWEST PARTNERS IX, LP

By: InterWest Management Partners IX, LLC, its General Partner

By:	/s/ Gilbert H. Kliman
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ Gilbert H. Kliman
Managing Director

By:	/s/ Gilbert H. Kliman
Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr
Name:	Khaled A. Nasr

By:	/s/ Arnold L. Oronsky
Name:	Arnold L. Oronsky

Page 9 of 9 Pages